Exhibit 99.4

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

NEWS

RiT TO UNVEIL ITS NEW PATCHVIEW+ HARDWARE
WITH BRAND-REX AT UK DATA CENTRE WORLD

– Come visit us at Data Centre World London, Brand-Rex Stand #D40 –

Tel Aviv, Israel – February 21, 2013 – RiT Technologies (NASDAQ: RITT) today announced that it will demonstrate its new PatchView™+ hardware, the latest cutting-edge component of RiT’s intelligent infrastructure management (IIM) solution, at the London Data Centre World Conference & Expo on February 27th and 28th. RiT looks forward to demonstrating PatchView+, the industry’s first real managed solution for mixed inter-connect and cross-connect topologies, and its entire IIM solution, at stand #D40 of its partner Brand-Rex. For full information about PatchView+, please see http://www.rittech.com/pr_pv_plus.

“We developed this game-changing solution in direct response to the needs of our top-tier customers, who came to us looking for real managed solutions for their new inter-connect environments,” commented Dr. Vadim Leiderman, RiT’s President and CEO. “Given the enthusiastic feedback that we received during the concept and pre-launch stage, we believe that PatchView+ is uniquely positioned, and that we will be able to achieve immediate market traction. As one of the world’s most advanced early-adopter technology markets and the center of the infrastructure management universe, we are hoping to see broad market acceptance in the UK.”

Dr. Leiderman continued, “PatchView+ is the first in a flow of flexible, highly cost-effective new solutions that we will be rolling out over time – solutions that integrate the industry’s most advanced software, hardware and cabling components. With our new products and our sales approach, we aim to assure that RiT is the logical choice for every IT and data center manager looking for high-value solutions to optimize the performance of their data center and network infrastructure.”

For more information on RiT’s intelligent products and services, visit: http://www.rittech.com.

About RiT Technologies
RiT is a leading provider of intelligent infrastructure management (IIM) solutions and a developer of a new revolutionary indoor optical wireless technology solution. Our IIM products provide and enhance security and network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security while minimizing unplanned downtime. RiT’s IIM solutions are deployed around the world, in a broad range of organizations, including: data centers, enterprises, corporations, government agencies, financial institutions, airport authorities, healthcare institutions, and education institutions. RiT’s indoor optical wireless technology solution will help our clients streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the Nasdaq exchange under the symbol RITT. www.rittech.com

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss possible accelerated growth in UK we are using a forward-looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Julia Geva, AVP Marketing
+972-77-270-7310
julia.geva@rittech.com